Exhibit 99.1

Yalla Group Limited Announces Appointment of Independent Director

DUBAI, UAE, February 1, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced that Ms. Lili Xu has been appointed as an independent director on the Company’s board of directors (the “Board”), effective on February 1, 2021. Ms. Xu will serve as a member of audit committee.

Ms. Xu has been the chief financial officer of Hangzhou KangSheng Health Consulting Co., Ltd. since October 2020. In addition, Ms. Xu has been serving as an independent director of MINISO Group Holding Limited (NYSE: MNSO). Ms. Xu received a bachelor’s degree in international business from Nanjing University in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

Mr. Tao Yang, Chairman and Chief Executive Officer of Yalla said, “We are honored to welcome Ms. Xu to our Board and look forward to working with her and benefiting from her valuable experience and expertise as we further grow our business.”

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Yuwei Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

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